UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogotá D.C., April 26, 2019

MATERIAL INFORMATION

In connection with the sale of the shares of Grupo Taca Holdings Limited (GTH) in Turboprop Leasing Company Ltd (Turbo) and of Nicaragüense de Aviación S.A. (NICA) in Aerotaxis La Costeña S.A. (La Costeña) reported on April 23, 2019, the Company informs that:

•	Grupo Taca Holdings Limited and Nicaragüense de Aviación S.A. remain subsidiaries of Avianca Holdings.

•	The total value of the sale of the shares of GTH in Turbo and NICA in La Costeña corresponds to a fixed amount of US$11,700,000 and a maximum variable amount of US$3,800,000.

In relation to the news article published by the newspaper El Tiempo on April 24, 2019, related to the sale of certain non-strategic businesses, the Company reiterates, as previously reported, that it is advancing a Transformation Plan focused on a profitability model. As part of said Plan, the Company has reported that one of its strategies is the sale of non-essential assets.

In particular, regarding the businesses of Deprisa, Éxito Viajes y Turismo S.A.S. and Servicios Aeroportuarios Integrados S.A.S., the Company intends to report any material information, in compliance with applicable law.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) is comprised of the following airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Avianca Perú S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo

	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel